SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 2)

Resource Bankshares Corporation

(Name of Issuer)

Common Stock, par value $1.50 per share

(Title of Class of Securities)

76121R104

(CUSIP Number)

Rufus A. Fulton, Jr.

Chairman and Chief Executive Officer

Fulton Financial Corporation

One Penn Square

Lancaster, Pennsylvania 17604

(717) 291-2411

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11-22, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

Unless otherwise indicated, all ownership percentages set forth herein assume that as of September 26, 2003 there were 7,453,750 shares of the issuer outstanding. On September 5, 2003, Resource paid a three-for-two stock dividend (the “Stock Dividend”). All numbers of shares and percentage ownership of shares reported herein gives effect to the Stock Dividend.

Cusip N: 76121R104

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Fulton Financial Corporation IRS Employer Identification No. 23-2195389

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐ Not Applicable

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

6.	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,585,500 [1] 8. Shared Voting Power 0 9. Sole Dispositive Power 1,585,500 [1] 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,500 [1]

[1]	Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims beneficial ownership of 1,485,000 of these shares which are the subject of a Warrant, described in the Reporting Person’s original Schedule 13D with respect to Resource Bankshares Common Stock, filed on September 4, 2003.

Cusip No: 76121R104

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 22.3%

14.	Type of Reporting Person CO,HC

ITEM 1.	SECURITY AND ISSUER.

This amended Schedule 13D relates to the common stock, par value $1.50 per share (the “Resource Common Stock”), of Resource Bankshares Corporation (“Resource”), a corporation organized and existing under the laws of the Commonwealth of Virginia and registered as a financial holding company under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). The principal executive offices of Resource are located at 3720 Virginia Beach Boulevard, Virginia Beach, Virginia.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)-(c) and (f) This amended Schedule 13D is filed by Fulton Financial Corporation (“Fulton”), a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and registered as a financial holding company under the BHC Act. Through its subsidiaries, Fulton provides a wide range of financial services to individuals and businesses located in Pennsylvania, New Jersey, Maryland and Delaware. Fulton’s principal offices are located at One Penn Square, Lancaster, Pennsylvania 17602.

Each executive officer and each director of Fulton is a citizen of the United States. The name, business address and present principal occupation of each director and executive officer of Fulton is set forth in Exhibit 1 to this Schedule 13D and is specifically incorporated herein by reference.

(d)-(e) During the last five years, neither Fulton nor, to the best of Fulton’s knowledge, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Fulton or such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This amended 13D is being filed to reflect that Fulton purchased an additional 77,000 shares of Resource common stock as follows:

Date	No. of Shares	Purchase Price
9/11/2003	12,500	$29.97
9/11/2003	10,000	29.94

Cusip No: 76121R104

9/11/2003	6,000	29.96
9/12/2003	5,000	29.89
9/12/2003	7,500	29.89
9/12/2003	6,000	29.90
9/12/2003	5,000	29.92
9/18/2003	10,000	30.00
9/22/2003	15,000	29.82

The shares were purchased with working capital.

ITEM 4.	PURPOSE OF TRANSACTION.

Resource and Fulton have entered into an Agreement and Plan of Merger, dated August 25, 2003. Pursuant to that Agreement, Resource granted Fulton a Warrant for the purchase of 990,000 shares of common stock, subject to adjustment for stock dividends, stock splits and the like, at a purchase price of 25.106 per share. As a result the Stock Dividend, the number of shares subject to the Warrant is now 1,485,000. The Warrant is described in Fulton’s original Schedule 13D with respect to Resource Bankshares Common Stock, filed September 4, 2003.

During the period of September 11 through September 22, Fulton purchased 77,000 shares of Resource Common Stock on the open market. Fulton determined to purchase these shares because the stock represents a good investment and is consistent with both our well-established bank investment strategy and the reasons for our announced acquisition of Resource.

ITEM 5.	INTEREST IN SECURITIES OF ISSUER.

(a)-(b) See cover page, #7 and #9.

Except as set forth herein, as of the date hereof, neither Fulton nor, to the best of Fulton’s knowledge, any of the individuals named in Schedule 1 hereto, is a beneficial owner of any Resource Common Stock.

(c) Except as set forth herein, as of the date hereof, no transactions in Resource Common Stock were effected during the past 60 days by Fulton or, to the best of Fulton’s knowledge, by any of the individuals named in Schedule 1 hereto.

(d) Inapplicable.

(e) Inapplicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Fulton’s previously filed 13D, filed September 4, 2003, the Agreement contains certain customary restrictions on the conduct of the business of Resource, including certain customary restrictions relating to the Resource Common Stock. Except as provided in the Agreement and the Warrant and the Warrant Agreement related thereto, neither Fulton nor, to the best of Fulton’s knowledge, any of the individuals named in Schedule 1 hereto, has any contracts, arrangements, understandings, or relationships (legal or otherwise), with any person with respect to any securities of Resource, including, but not limited to, transfer or voting of any

Cusip No: 76121R104

securities, finder’s fees, joint ventures, loan or warrant arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed as part of this Schedule 13D:

See Exhibit Index, following.

Cusip No: 76121R104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

FULTON FINANCIAL CORPORATION

By:	/s/ CHARLES J. NUGENT
Charles J. Nugent Senior Executive Vice President and Chief Financial Officer

September 26, 2003

Cusip No: 76121R104

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Name, business address and present principal occupation of each director and executive officer of Fulton Financial Corporation—incorporated by reference to the original Schedule 13D with respect to Resource Bankshares Common Stock filed on September 4, 2003.

Exhibit 2	Agreement and Plan of Merger, dated as of August 25, 2003, as amended August 28, 2003, between Fulton Financial Corporation and Resource Bankshares Corporation (incorporated by reference to Exhibit 2.1 and Exhibit 99.1 of Fulton’s Current Report on Form 8-K and 8-K/A, filed on August 26, 2003 and August 29, 2003, respectively).

Exhibit 3	Warrant Agreement dated as of August 25, 2003 between Resource Bankshares Corporation, as issuer, and Fulton Financial Corporation, as grantee (incorporated by reference to Exhibit 99.1 to Fulton Financial Corporation’s Current Report on Form 8-K filed on August 26, 2003).

Exhibit 4	Warrant dated as of August 25, 2003 (incorporated by reference to Exhibit 99.2 to Fulton Financial Corporation’s Current Report on Form 8-K filed on August 26, 2003).